UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Marina Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.006 per share

(Title of Class of Securities)

56804Q102

(CUSIP Number)

Ford S. Worthy, Esq.

Pappas Ventures

2520 Meridian Parkway

Suite 400

Durham, NC 27713

(919) 998-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 56804Q102	SCHEDULE 13D	Page 2 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). A.M. Pappas Life Science Ventures III, LP I.D. No. 20-0098369
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,064,763 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,064,763 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,064,763 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 9.3 (1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)	Calculated based on 22,089,474 shares of the Issuer’s common stock outstanding as of July 21, 2010 (as adjusted for the 1-for-4 reverse split of the Issuer’s common stock effective at 4:30 p.m. EDT on July 21, 2010).

CUSIP No. 56804Q102	SCHEDULE 13D	Page 3 of 11

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). PVIII CEO Fund, LP I.D. No. 20-1167774
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 128,368 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 128,368 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 128,368 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0.6% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(2)	Calculated based on 22,089,474 shares of the Issuer’s common stock outstanding as of July 21, 2010 (as adjusted for the 1-for-4 reverse split of the Issuer’s common stock effective at 4:30 p.m. EDT on July 21, 2010).

CUSIP No. 56804Q102	SCHEDULE 13D	Page 4 of 11

1.	NAMES OF REPORTING PERSONS AMP&A Management III, LLC I.D. No. 20-0098387
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 2,193,131 (See Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 2,193,131 (See Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,193,131 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 9.9% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(3)	Calculated based on 22,089,474 shares of the Issuer’s common stock outstanding as of July 21, 2010 (as adjusted for the 1-for-4 reverse split of the Issuer’s common stock effective at 4:30 p.m. EDT on July 21, 2010).

CUSIP No. 56804Q102	SCHEDULE 13D	Page 5 of 11

1.	NAMES OF REPORTING PERSONS A. M. Pappas & Associates, LLC I.D. No. 56-1990526
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 5)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 2,193,131 (See Item 5)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 2,193,131 (See Item 5)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,193,131 (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 9.9% (4)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(4)	Calculated based on 22,089,474 shares of the Issuer’s common stock outstanding as of July 21, 2010 (as adjusted for the 1-for-4 reverse split of the Issuer’s common stock effective at 4:30 p.m. EDT on July 21, 2010).

CUSIP No. 56804Q102	SCHEDULE 13D	Page 6 of 11

Schedule 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.006 per share (the “Common Stock”), of Marina Biotech, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 3830 Monte Villa Parkway, Bothell, Washington 98021.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly pursuant to Rule 13d-1(k)(1) on behalf of A.M. Pappas Life Science Ventures III, LP, a Delaware limited partnership (“Pappas Ventures III”), PV III CEO Fund, LP, a Delaware limited partnership (“CEO III” and together with Pappas Ventures III, the “Pappas Funds”), AMP&A Management III, LLC, a Delaware limited liability company (“Management III”), and A.M. Pappas & Associates, LLC (“Pappas”), a North Carolina limited liability company. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Pappas Funds are each investment funds, Management III provides advisory services to private investment partnerships, and Pappas is an investment firm.

Management III is the general partner of each of the Pappas Funds, and has a management agreement with Pappas whereby Pappas provides management services for the Pappas Funds. Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all shares of Common Stock owned by the Pappas Funds. By virtue of these relationships, each of Management III and Pappas may be deemed to beneficially own the Issuer’s Common Stock owned directly by the Pappas Funds.

The sole managing member of Pappas is Arthur M. Pappas, a citizen of the United States of America, whose principal occupation is Managing Partner of Pappas. The managing members of Management III are Pappas and Mr. Pappas. The principal business address of each of the Reporting Persons, and Mr. Pappas is 2520 Meridian Parkway, Suite 400, Durham, North Carolina 27713.

The Reporting Persons have not, during the five years prior to the date of this Schedule 13D, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 21, 2010, the Issuer and Cequent Pharmaceuticals, Inc. (“Cequent”) completed a merger (the “Merger”) pursuant to the terms of a definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 31, 2010. Subject to the terms and conditions of a Merger Agreement, at the effective time of the Merger, each share of Cequent Series A-1 preferred stock and common stock outstanding immediately prior to the Merger, and any accrued dividends on the Series A-1 preferred stock, was exchanged for shares of the common stock, par value $0.006 per share, of the Issuer, at an exchange ratio that implied a purchase price for Cequent shareholders of approximately $44 million, plus an additional value of $2 million to warrant and option holders, based on the 10-day volume-weighted average price of the Common Stock on the NASDAQ Global Market ending on March 31, 2010. This represented an approximate 55% equity ownership of the Issuer for the Issuer’s existing stockholders and an approximate 45% equity ownership of the Issuer for the stockholders of Cequent immediately following the Merger.

Pursuant to the Merger Agreement, on July 21, 2010:

(a)	Pappas Ventures III received all 2,064,763 of its shares of Common Stock reported herein in exchange for (i) 5,208,503 shares of Cequent Series A-1 preferred stock held by Pappas Ventures III prior to the Merger, and (ii) $444,400 in accrued dividends on such Series A-1 preferred stock; and

(b)	CEO III received all 128,368 of its shares of Common Stock reported herein in exchange for (i) 323,818 shares of Cequent Series A-1 preferred stock held by CEO III prior to the Merger, and (ii) $27,629 in accrued dividends on such Series A-1 preferred stock.

A copy of the Merger Agreement is attached as Exhibit 10.1 to this Schedule 13D, and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 7 of 11

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, and market conditions, the Reporting Persons may dispose of or purchase additional shares of Common Stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise.

Except as may be set forth in this Schedule 13D, the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth below:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) and (b). As of the date of this Schedule 13D:

(i) Pappas Ventures III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 2,064,763 shares of Common Stock of the Issuer, which represents approximately 9.3% of the Issuer’s outstanding Common Stock;

(ii) CEO III directly owns, and has shared power to vote or to direct the vote of, and shared power to dispose or to direct the disposition of, 128,368 shares of Common Stock of the Issuer, which represents approximately 0.6% of the Issuer’s outstanding Common Stock;

(iii) Management III is the general partner of each of the Pappas Funds, and has a management agreement with Pappas whereby Pappas provides management services for the Pappas Funds. Consequently Management III may be deemed to be the beneficial owner of any shares owned directly by the Pappas Funds. Management III disclaims beneficial ownership of the shares held by the Pappas Funds, except to the extent of its pecuniary interest therein; and

(iv) Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 2,193,131 shares of Common Stock of the Issuer, which represents approximately 9.9% of the Issuer’s outstanding Common Stock.

(c) On July 21, 2010, the transactions described in Item 3 above occurred.

(d) and (e). Not applicable.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 8 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Lock-Up Agreement

In connection with the consummation of the Merger, on July 21, 2010, certain principal stockholders of Cequent, including the Pappas Funds, entered into Lock-Up Agreements (the “Cequent Lock-Up Agreements”) pursuant to which they agreed that they shall not, without the prior approval of the Issuer, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock received in the Merger during the period commencing on the effective date of the Merger and ending on the earlier of (A) one hundred and eighty (180) days after the effective date of the Merger or (B) thirty (30) days following the closing of an equity financing by the Issuer for the issuance of shares of equity or securities convertible into or exchangeable or exercisable for shares of equity of the Issuer (an “Equity Financing”) which, when added together to all other Equity Financings from and after the date of execution of the Merger Agreement, results in aggregate gross proceeds to the Issuer of at least $10 million (the “Lock-Up Period”)

A form of Cequent Lock-Up Agreement is attached as Exhibit 10.2 to this Schedule 13D, and is incorporated herein by reference. The foregoing description of the Cequent Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Cequent Lock-Up Agreement.

Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, on July 21, 2010, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders of Cequent, including the Pappas Funds. Under the terms of the Registration Rights Agreement, the Issuer agreed (i) to file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the offer and sale of all of the shares of the Common Stock issued to such stockholders as a result of the Merger (the “Registrable Shares”) no later than forty-five (45) calendar days from the closing date of the Merger and (ii) to cause such shelf Registration Statement to be declared effective within ninety (90) calendar days of the closing date of the Merger. Such Registration Statement shall include no more than twenty percent (20%) of the aggregate fully diluted shares of Common Stock. On the earlier of (i) five (5) business days following the effective date of such Registration Statement, and (ii) five (5) months following the closing of the Merger, the Issuer shall file additional Registration Statements under and pursuant to the Registration Rights Agreement to register the remaining Registrable Shares. The Registration Rights Agreement also provides the Cequent stockholders with certain demand registration and piggyback rights.

The foregoing description of the Registration Rights Agreement reflects the Registration Rights Agreement as modified by a certain Letter Agreement, dated July 21, 2010, among the Issuer, certain new Cequent investors, and certain principal stockholders of Cequent, including the Pappas Funds.

A copy of the Registration Rights Agreement is attached as Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement.

Stockholders’ Agreement

As contemplated by the Merger Agreement, on July 21, 2010, the Issuer entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”) with certain of the principal stockholders of Cequent, including the Pappas Funds. Pursuant to the Stockholders’ Agreement, each of Ampersand 2006 Limited Partnership, Pappas Ventures III, CEO III, and Novartis BioVentures Ltd. (each, a “Designator”) has the right to submit the name of a director nominee to the Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Issuer’s Board of Directors for consideration as a director, and if the Nominating Committee deems the director nominee is qualified, it shall appoint the director nominee to serve as a director of the Issuer until the 2011 Annual Meeting of Stockholders. Any vacancy arising from the departure of any such director will be filled by a new director designated in accordance with the Stockholders’ Agreement, provided that the applicable Designator continues to own at least twenty-five percent (25%) of the shares of Common Stock issued to it in the Merger. The Cequent stockholders party to the Stockholders’ Agreement also agreed to vote their shares of Common Stock in a manner to ensure that (i) no director elected as described above may be removed from office other than for cause unless (A) such removal is directed or approved by the Designator that designated such director or (B) the Designator originally entitled to designate such director is no longer so entitled to designate such director, and (ii) any vacancy created by the departure of a designated director shall be filled as described above. The initial director nominees of the Designators are Peter D. Parker, Michael D. Taylor, Ph.D. and Chiang J. Li, M.D., each of whom was appointed to serve as a director of the Issuer beginning on July 21, 2010.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 9 of 11

A copy of the Stockholders’ Agreement is attached as Exhibit 10.4 to this Schedule 13D, and is incorporated herein by reference. The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stockholders’ Agreement.

Transfer and Sale Agreements

In connection with the Merger, the Issuer and certain stockholders of Cequent (the “Holders”), including the Pappas Funds, are expected to enter into Transfer and Sale Agreements (the “Transfer and Sale Agreements”) with certain current or former management employees of Cequent (the “Employees”). Pursuant to each Transfer and Sale Agreement, each Holder will agree to transfer to the Employee party thereto certain shares Common Stock of the Issuer (the “Subject Shares”) owned by the Holder in ten substantially equal installments. The first installment is to be delivered to each Employee 30 days after the later of (i) the expiration of the Lock-Up Period or (ii) the effectiveness of the Registration Statement, provided that the first installment may not occur prior to January 1, 2011. The subsequent installments are to occur every 15 calendar days thereafter, so long as the Registration Statement remains effective. Any remaining Subject Shares not already transferred to the Employee will be transferred on the last trading day of 2011. Each Transfer and Sale Agreement also is expected to provide for the sale of shares of Common Stock by a broker to satisfy withholding taxes and brokerage fees.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 10.1	Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Calais Acquisition Corp., Cequent and a representative of the stockholders of Cequent (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on April 6, 2010).

Exhibit 10.2	Form of Lock-Up Agreement between the Issuer and principal stockholders of Cequent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 6, 2010).

Exhibit 10.3	Registration Rights Agreement, dated July 21, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on July 23, 2010).

Exhibit 10.4	Stockholders’ Agreement, dated July 21, 2010 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on July 23, 2010).

Exhibit 10.5	Joint Filing Agreement, dated as of August 2, 2010, between Pappas Ventures III, CEO III, Management III, and Pappas.

CUSIP No. 56804Q102	SCHEDULE 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2010

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer

PV III CEO FUND, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer

AMP&A MANAGEMENT III, LLC

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer

A. M. PAPPAS & ASSOCIATES, LLC

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner

CUSIP No. 56804Q102	SCHEDULE 13D	Page 11 of 11

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 10.1	Agreement and Plan of Merger, dated as of March 31, 2010, by and among the Issuer, Calais Acquisition Corp., Cequent and a representative of the stockholders of Cequent (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on April 6, 2010).

Exhibit 10.2	Form of Lock-Up Agreement between the Issuer and principal stockholders of Cequent (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on April 6, 2010).

Exhibit 10.3	Registration Rights Agreement, dated July 21, 2010 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on July 23, 2010).

Exhibit 10.4	Stockholders’ Agreement, dated July 21, 2010 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on July 23, 2010).

Exhibit 10.5	Joint Filing Agreement, dated as of August 2, 2010, between Pappas Ventures III, CEO III, Management III, and Pappas.